UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-6790
Report for Period: January 1, 2001 to June 30, 2001


In the Matter of:

CSW LEASING, INC.
CENTRAL AND SOUTH WEST CORPORATION

      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Leasing, Inc. (CSW Leasing) a subsidiary of Central and South West Corporation (CSW) authorized to participate in leveraged leasing transactions. Under HCAR 23578 dated January 22, 1985, it is required that CSW Leasing file semiannual reports providing: 1) the amount of rental income received during the reporting period; 2) a general description of the types of property under the leveraged lease; and 3) the amount of equity contributions made by CSW to CSW Leasing during the reporting period.

1)    The amount of rental income received during the reporting period.
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      During the period January 1, 2001 through June 30, 2001, $2,637,735 of rental income was received by trustees from leveraged leases for the benefit of CSW Leasing.

2)    A general description of the types of property under the leveraged lease.
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      As of June 30, 2001, CSW Leasing had four leveraged leases on various commercial aircraft.

3) The amount of equity contributions made by CSW to CSW Leasing during the reporting period.

      None.



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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Leasing, Inc. has duly caused this report to be signed on its behalf on this 29th day of August 2001.

                                                            CSW LEASING, Inc.


                                                         /s/    Armando Pena
                                                                Armando Pena
                                                                 Treasurer